UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated March 10, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
(“Sibanye Gold” or “the Company”)
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
DEALING IN SECURITIES
Westonaria, 10 March 2017. In compliance with paragraphs 3.63 to
3.74 of the Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr NJ Froneman, Chief
Executive Officer and Mr C Keyter, Chief Financial Officer of
Sibanye Gold Limited, has bought and/or sold Performance Shares which were granted to them on 3 March 2014 (“the Grant Date).
Messrs Froneman and Keyter sold their Performance Shares in order to settle their associated tax liability
.
Performance Shares are conditionally awarded with the final
number settled after three years dependent on market and non-
market conditions being met. The number of shares to be settled ranges from 0% to 200% of the conditional award. The determined number of Performance Vesting Restricted Shares are settled to the participant in shares.
Details of the transactions are set out below:
Name
NJ Froneman
Position Chief Executive Officer
Company Sibanye Gold Limited
Nature of interest Direct and Beneficial
Nature of transaction
On market sale of Performance Shares
to cover associated tax liability.
Transaction Date 9 March 2017
Number of Shares 412 530
Class of Security Ordinary shares
Market Price per share:
Low –
High –
VWAP -
R24.7000
R24.9000
R24.7879
Total Value R10 225 752.39
Vesting Period The Performance Shares vest on the
third anniversary of the Grant Date.
Nature of transaction
On market purchase of Performance
Shares
Transaction Date 9 March 2017
Number of Shares 493 754
Class of Security Ordinary shares
Market Price per share:
Low –
High –
VWAP -
R25.1304
R25.1304
R25.1304
Total Value R12 408 235.52
Vesting Period The Performance Shares vest on the
third anniversary of the Grant Date.

Name
C Keyter
Position Chief Financial Officer
Nature of interest Direct and Beneficial
Nature of transaction On market sale of Performance Shares
to cover associated tax liability.
Transaction Date 9 March 2017
Number of Shares 9 400
Class of Security Ordinary shares
Market Price per share:
Low –
High –
VWAP -
R24.7000
R24.9000
R24.7879
Total Value R 233 006.26
Vesting Period The Performance Shares vest on the
third anniversary of the Grant Date.
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.
ENDS
Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
By:
/s/ Charl Keyter
Name:
Title:
Charl Keyter
Chief Financial Officer
Dated: March 10 , 2017